Exhibit 107
Calculation of Filing Fee Table
Form F-3
(Form Type)
Sequans Communications S.A.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)(2)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Ordinary Shares	457(c)	1,603,612,940	$0.47(3)	$753,698,081.80	$0.00015310	$115,391.18
Total Offering Amounts					$753,698,081.80		-
Net Fee Due							$115,391.18
(1)The ordinary shares, nominal value €0.01 per share (the “Ordinary Shares”), may be represented by the American Depositary Shares (“ADSs”), of Sequans Communications S.A. (the “Company”). Each ADS represents ten Ordinary Shares. The total Ordinary Shares being registered equate to 160,361,294 ADSs.
(2)Pursuant to Rule 416 under the Securities Act or 1933, as amended, this registration statement also covers such additional Ordinary Shares or ADSs of the registrant as may hereafter be offered or issued by reason of any share or ADS dividend, share or ADS split, bonus issue, recapitalization or similar transaction effected without the registrant’s receipt of consideration which would increase the number of outstanding Ordinary Shares or ADSs.
(3)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The calculation of the proposed maximum aggregate offering price of the ADSs is based on the average of the high and low price for the ADSs on July 11, 2025, as reported on the New York Stock Exchange. The ordinary share price per unit is equal to the average price of ADSs divided by ten.